UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                           IRVINE SENSORS CORPORATION
                          -----------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   463664-50-8
                               -------------------
                                 (CUSIP Number)

                          Aryeh Davis, General Counsel
                         Pequot Capital Management, Inc.
                     500 Nyala Farm Road, Westport, CT 06880
                                 (203) 429-2200
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                JANUARY 10, 2006
                             ----------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.|_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 463664-50-8

1   Names of Reporting Persons.                  Pequot Capital Management, Inc.
    I.R.S. Identification Nos. of above persons (entities only)    06-1524885
    ----------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) |_|
    (b) |X|
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3   SEC Use Only

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4   Source of Funds (See Instructions)

    00

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5   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e)

    |_|
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6   Citizenship or Place of Organization

    Connecticut

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                 7  Sole Voting Power                               3,865,929(1)
                    ------------------------------------------------------------
Number of        8  Shared Voting Power                             0
                    ------------------------------------------------------------
Shares Bene-     9  Sole Dispositive Power                          3,865,929(1)
                    ------------------------------------------------------------
ficially Owned   10 Shared Dispositive Power                        0
                    ------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each
     Reporting Person                                               3,865,929(1)
--------------------------------------------------------------------------------
12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) |_|(1)

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13       Percent of Class Represented by Amount in Row (11)         16.7%(1)
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)                IA
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(1) As described in Items 4 and 5 below, the Reporting Person (as defined below)
may be deemed to be part of a group with the Voting Agreement Parties (as defined below) pursuant to the terms of such Voting Agreements (as defined below). The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 3,180,116 shares of Common Stock (as defined below), in the aggregate, beneficially owned by the Voting Agreement Parties. Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Person above.

     This Amendment No. 1 ("Amendment No.1") is filed by Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"), and amends and restates Items 4, 5 and 7 of the Schedule 13D filed by the Reporting
Person on January 10, 2006 (the "Schedule 13D," and together with this Amendment No. 1, the "Statement").

     This Amendment No. 1 relates to the common stock, par value $0.01 per share (the "Common Stock"), of Irvine Sensors Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3001 Red Hill Avenue, Costa Mesa, California 92626.

ITEM 4.  PURPOSE OF TRANSACTION

     Pursuant to the terms of the Purchase Agreement, the Reporting Person acquired the Notes that are convertible into Common Stock and the Warrants to purchase Common Stock. The Reporting Person considers the shares of Common Stock that it beneficially owns an investment made in the ordinary course of its business. The Reporting Person intends to review on a continuing basis its investment in the Issuer, including the Issuer's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional Notes, Warrants, Common Stock or other securities of the Issuer, or dispose of Notes, Warrants, Common Stock or other securities of the Issuer, in each case, in the open market, in privately negotiated transactions or in any other lawful manner.

PURCHASE AGREEMENT

     On December 30, 2005 (the "Closing Date"), pursuant to a Purchase Agreement, dated as of December 30, 2005 (the "Purchase Agreement"), by and among the Funds and the Issuer, the Issuer issued and sold to the Funds: (i) $7,445,493 in aggregate principal amount of its Series 1 senior subordinated secured convertible notes due 2009 (the "Series 1 Notes"), which are convertible into an aggregate of 2,863,651 shares of Common Stock (the "Series 1 Common Stock") (subject to certain adjustments in accordance with the terms of the Purchase Agreement and the Notes); (ii) warrants to purchase up to 1,002,278 shares (subject to certain adjustments in accordance with the terms thereof) of Common Stock (the "Series 1 Warrants"); (iii) $2,554,507 in aggregate principal amount of its Series 2 senior subordinated secured convertible notes due 2007 (the



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

"Series 2 Notes," together with the Series 1 Notes, the "Notes"), which are convertible upon certain events set forth in the Purchase Agreement into an aggregate of 982,503 shares of Common Stock (the "Series 2 Common Stock") (subject to certain adjustments in accordance with the terms of the Purchase Agreement and the Notes); and (iv) warrants to purchase up to 343,876 shares (subject to certain adjustments in accordance with the terms thereof) of Common Stock (the "Series 2 Warrants," together with the Series 1 Warrants, the "Warrants"). The conversion of the Notes and the exercise of the Warrants is subject to certain restrictions described in Item 6.

     Pursuant to the Purchase Agreement and subject to certain exceptions, from the Effective Date (as defined below), for so long as the Notes are outstanding, the Issuer agreed not to offer, sell, grant any option to purchase or otherwise dispose of any equity or equity equivalent securities of its or its subsidiaries (a "Subsequent Placement"), unless the Issuer offers to issue and sell to or exchange with each Fund (A) a pro rata portion of the securities offered in such Subsequent Placement (the "Basic Amount") or (B) with respect to each Fund that elects to purchase its Basic Amount, any portion of the other Fund's Basic Amount that is not subscribed for by such other Fund. In addition, if at any time while any Note is outstanding, the Issuer proposes to directly or indirectly effect a Subsequent Placement (other than the issuance of certain excluded stock), the Issuer agreed to offer to repurchase such Note for an aggregate price equal to the lesser of (x) the aggregate amount of the Subsequent Placement and (y) the aggregate amount required to repurchase all of the Notes pursuant to the terms of the Purchase Agreement and the Notes.

     The Purchase Agreement also includes negative covenants that prohibit a variety of actions without the approval of the holders of a majority of the outstanding principal amount of the Notes, including covenants that limit the Issuer's ability to (a) merge, consolidate, dissolve or liquidate, (b) repurchase or redeem shares of its capital stock, (c) declare or pay dividends or make similar distributions, (d) sell assets, (e) materially change its accounting or tax methods, (f) fail to maintain its corporate existence, or (g) make certain fundamental changes to its principal business.

     The Issuer agreed to use its best efforts to obtain as soon as possible, but in no event later than 90 days following the Closing Date, or 120 days in the event the proxy materials shall be reviewed by the Securities and Exchange Commission (the "SEC"), stockholder approval (the "Stockholder Approval") of the issuance of the Common Stock issuable upon conversion of the Notes and exercise of the Warrants and any other shares of Common Stock that may be issuable in accordance with the terms of the transactions contemplated by the Purchase Agreement and the Notes and securities exchangeable therefor (the "Underlying Shares").

     In connection with the transaction contemplated by the Purchase Agreement, the Issuer agreed, among other things, to prepare and file a shelf registration statement covering the resale of the Underlying Shares and any securities issued or issuable upon a stock split, dividend or other distribution, recapitalization or similar event (the "Registrable Securities") as promptly as possible but in any event on or prior to the 45th day after the Closing Date. The Issuer will be required to keep such registration statement effective until the earlier of: (i) the fifth anniversary of the date that such registration statement is first declared effective by the SEC (the "Effective Date"); (ii) such time as all Registrable Securities covered by such registration statement have been sold publicly; or (iii) such time as all of the Registrable Securities covered by such registration statement may be sold pursuant to Rule 144(k). The Purchase Agreement also provides the Funds with piggyback registration rights with respect to certain offerings of the Issuer's Common Stock.

LETTER AGREEMENT

     Pursuant to a letter agreement, dated December 30, 2005 (the "Letter Agreement"), the Issuer agreed, among other things, to: (i) cause an individual designated by PPE3 and reasonably acceptable to the Issuer's nominating and corporate governance committee, who shall initially be Martin Hale (the "Pequot Director") to serve on the Issuer's board of directors; (ii) nominate the Pequot Director for re-election at each annual meeting of the Issuer's stockholders;
(iii) to appoint the Pequot Director to all committees of the Issuer's board of directors, provided that the Pequot Director meets certain eligibility requirements; and (iv) enter into an indemnification agreement with the Pequot Director. The obligations of the Issuer pursuant to the Letter Agreement terminate if the Funds and their respective affiliates own or have the right to acquire, in the aggregate, less than 500,000 shares of Common Stock (subject to adjustments for stock dividends, combinations, stock splits and the like) issued or issuable upon conversion of the Notes.


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

VOTING AGREEMENTS

     Pursuant to separate voting agreements, dated as of December 30, 2005 (collectively, the "Voting Agreements") between the Issuer, on one hand, Mel R. Brashears ("Brashears"), Joseph Carleone ("Carleone"), John C. Carson ("Carson"), Marc Dumont ("Dumont"), Thomas M. Kelly ("Kelly"), Volkan Ozguz ("Ozguz"), Clifford Pike ("Pike"), Frank P. Ragano ("Ragano"), Robert G. Richards ("Richards"), John J. Stuart, Jr., ("Stuart") and Chris Toffales ("Toffales," and together with Brashears, Carleone, Carson, Dumont, Kelly, Ozguz, Pike, Ragano, Richards and Stuart, the "Voting Agreement Parties") on the other hand, each Voting Agreement Party irrevocably agreed to vote all of the shares of Common Stock beneficially owned by it and any of its affiliates (including any shares of Common Stock acquired by such affiliates after the date of the Voting Agreements, but excluding shares in certain of the Issuer's compensation plans) in any meeting of the stockholders of the Issuer or in any written consent in lieu of such a meeting in favor of the issuance by the Issuer of shares of Common Stock in excess of 20% of the shares of Common Stock outstanding immediately prior to the closing of the transactions contemplated by the Purchase Agreement.

     A copy of the Purchase Agreement is incorporated herein by reference as
Exhibit 1. Copies of the form of Voting Agreement and the Letter Agreement are incorporated herein by reference as Exhibits 2 and 3, respectively. The descriptions herein of such agreements are qualified in their entirety by reference to such agreements.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The Reporting Person beneficially owns 3,865,929 shares of Common Stock, representing 16.7% of the Issuer's Common Stock outstanding as of December 30, 2005 (after giving effect to the conversion of the Series 1 Notes and the exercise of the Series 1 Warrants.

     In addition, by virtue of the Voting Agreements, it could be alleged that a "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-5(b)(1) thereunder, has been formed that includes the Voting Agreement Parties and the Reporting Person. While the Reporting Person does not concede that such a "group" has been formed, this filing is being made to ensure compliance with the Exchange Act. To the knowledge of the Reporting Person, such group would be deemed to beneficially own, in the aggregate, 7,046,045 shares of Common Stock, representing 26.7% of the Common Stock outstanding as of December 30, 2005, after giving effect to the conversion of the Series 1 Notes and the exercise of the Series 1 Warrants. The Reporting Person expressly disclaims beneficial ownership of Common Stock beneficially owned by the Voting Agreement Parties and does not affirm that any such "group" exists.

     (b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of 3,865,929 shares of Common Stock.

     Pursuant to, and to the extent set forth in, the Voting Agreements, it could be alleged that the Reporting Person shares voting power with respect to the shares of Common Stock beneficially owned by the Voting Agreement Parties. To the knowledge of the Reporting Person and based on documents publicly filed by the Voting Agreement Parties, the name, address and principal business/occupation of Voting Agreement Parties is set forth on Exhibit 4 hereto and is incorporated herein by reference. To the knowledge of the Reporting Person, during the last five years, no Voting Agreement Party has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

         (c) Except for the information set forth, or incorporated by reference, in Items 3 and 4, which is incorporated herein by reference, the Reporting Person has not effected any transaction relating to the Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

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



ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Purchase Agreement, by and among the Funds and the Issuer (incorporated by reference to Exhibit 10.6 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006).

Exhibit 2 Form of Voting Agreement (incorporated by reference to Exhibit 2 of the Reporting Person's Schedule 12D (filed on January 16, 2006)).

Exhibit 3 Letter Agreement, dated December 30, 2005, by and between the Issuer and PPE3 (incorporated by reference to Exhibit 3 of the Reporting Person's Schedule 13D (filed on January 10, 2006)).

Exhibit 4 Name, address and principal business/occupation of Voting Agreement Parties.

Exhibit 5 Form of Series 1 Notes (incorporated by reference to Exhibit 10.7 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5,
            2006).

Exhibit 6 Form of Series 2 Notes (incorporated by reference to Exhibit 10.8 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5,
            2006).

Exhibit 7 Form of Series 1 Warrants (incorporated by reference to Exhibit 10.9 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5,
            2006).



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

Exhibit 8   Form of Series 2 Warrants (incorporated by reference to Exhibit
            10.10 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006).

Exhibit 9 Fee Confirmation Letter, dated December 30, 2005, by and among the Funds and CTC (incorporated by reference to Exhibit 9 of the Reporting Person's Schedule 13D (filed on January 10, 2006)).




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





                                S I G N A T U R E

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.

Date: January 20, 2006                   Pequot Capital Management, Inc.




                                         /S/ Aryeh Davis
                                         ---------------------------------------
                                         Aryeh Davis, Chief Operating Officer,
                                         General Counsel and Secretary

                                  EXHIBIT INDEX

Exhibit 1 Purchase Agreement, by and among the Funds and the Issuer (incorporated by reference to Exhibit 10.6 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006).

Exhibit 2 Form of Voting Agreement (incorporated by reference to Exhibit 2 of the Reporting Person's Schedule 13D (filed on January 10,
               2006)).

Exhibit 3 Letter Agreement, dated December 30, 2005, by and between the Issuer and PPE3 (incorporated by reference to Exhibit 3 of the Reporting Person's Schedule 13D (filed on January 10, 2006)).

Exhibit 4 Name, address and principal business/occupation of Voting Agreement Parties.

Exhibit 5 Form of Series 1 Notes (incorporated by reference to Exhibit 10.7 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006).

Exhibit 6 Form of Series 2 Notes (incorporated by reference to Exhibit 10.8 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006).

Exhibit 7      Form of Series 1 Warrants (incorporated by reference to Exhibit
               10.9 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006).

Exhibit 8      Form of Series 2 Warrants (incorporated by reference to Exhibit
               10.10 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006).

Exhibit 9 Fee Confirmation Letter, dated December 30, 2005, by and among the Funds and CTC (incorporated by reference to Exhibit 9 of the Reporting Person's Schedule 13D (filed on January 10, 2006)).




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





                                    EXHIBIT 4

   NAME, ADDRESS AND PRINCIPAL BUSINESS/OCCUPATION OF VOTING AGREEMENT PARTIES

     To the knowledge of the Reporting Person:

     (i) Brashears is a citizen of the United States of America, his principal occupation is serving as the chairman of the board of directors of the Issuer. The business address of Brashears is c/o the Issuer, 3001 Red Hill Avenue, Bldg 4, Suite 108, Costa Mesa, California 92626.

     (ii) Carson is a citizen of the United States of America, his principal occupation is serving as the president and chief executive officer and a member of the board of directors of the Issuer. The business address of Carson is c/o the Issuer, 3001 Red Hill Avenue, Bldg 4, Suite 108, Costa Mesa, California 92626.

     (iii) Carleone is a citizen of the United States of America and his principal occupation is serving as the chief product officer of the Issuer. The business address of Carleone is c/o the Issuer, 3001 Red Hill Avenue Bldg 4, Suite 108, Costa Mesa, California 92626.

     (iv) Dumont is a citizen of Switzerland and a member of the board of directors of the Issuer. His principal occupation is serving as an independent consultant on business and financial transactions. The business address of Dumont is c/o the Issuer, 3001 Red Hill Avenue, Bldg 4, Suite 108, Costa Mesa, California 92626.

     (v) Kelly is a citizen of the United States of America and a member of the board of directors of the Issuer. Kelly is retired. The business address of Kelly is c/o the Issuer, 3001 Red Hill Avenue, Bldg. 4, Suite 108, Costa Mesa, California 92626.

     (vi) Ozguz is a citizen of the United States of America and his principal occupation is serving as the chief technical officer of the Issuer. The business address of Ozguz is c/o the Issuer, 3001 Red Hill Avenue, Bldg 4, Suite 108, Costa Mesa, California 92626.

     (vii) Pike is a citizen of the United States of America and a member of the board of directors of the Issuer. His principal occupation is serving as a principal of Clifford Pike, CPA, a consulting firm that provides advisory and corporate governance monitoring services to audit committees and boards of directors. Clifford Pike, CPA is located at, and the business address of Pike is, 12 Westridge, Newport Beach, CA 92660.

     (viii) Ragano is a citizen of the United States of America and a member of the board of directors of the Issuer. His principal occupation is serving as a defense advisory consultant through his wholly owned consulting firm F.P. Ragano Associates. F.P. Ragano Associates is located at, and the business address of Ragano is, 800 S. Dakota Ave. #213, Tampa, FL 33606.

     (ix) Richards is a citizen of the United States of America and a member of the board of directors of the Issuer. Richards is retired. The business address of Richards is c/o the Issuer, 3001 Red Hill Avenue, Bldg 4, Suite 108, Costa Mesa, California 92626.

     (x) Stuart is a citizen of the United States of America, his principal occupation is serving as the chief financial officer, treasurer, corporate secretary and an advisory member of the board of directors of the Issuer. The business address of Stuart is c/o the Issuer, 3001 Red Hill Avenue, Bldg 4, Suite 108, Costa Mesa, California 92626.

     (xi) Toffales is a citizen of the United States of America, and a member of the board of directors of the Issuer.. His principal occupation is serving as president and director of CTC Aero, LLC, a defense advisory consulting firm. CTC Aero is located at, and the business address of Toffales is, 21 Motts Hollow Rd., Port Jefferson, NY 11777.

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